Timothy J. Stabosz
                              1307 Monroe Street
                              LaPorte, IN  46350





Board of Directors
Scott's Liquid Gold-Inc.
4880 Havana Street
Denver, CO  80239

Gerald J. Laber
Philip A. Neri
Jeffry B. Johnson
Jeffrey R. Hinkle
Dennis H. Field
Mark E. Goldstein


June 11, 2013

Members of the Scott's Liquid Gold ("SLGD") Board:

Your letter to me, filed in a Form 8-K, dated June 5, 2013, was distinctly lacking in dignity, propriety, and the professionalism that is to be expected of a self-accountable corporate board. In the letter, you continue to evidence contempt, derision, and defiance of your entire outside shareholder base. You also perpetrate a disingenuous charade, engaging in a sly and devious "sleight of hand," by attempting to scapegoat me, the largest outside shareholder of Scott's Liquid Gold, in order to distract attention from the serious internal problems at our company. These problems include failed executive leadership, epic financial losses, and a timid and cowardly board, loyal to the CEO's every whim, covering over his every rationalization and betrayal, refusing, abjectly and comprehensively, to hold him accountable...with monumentally destructive consequences to the outside shareholder base's rightful interests and perogatives. In short, in your despicable letter, you propagate the CEO's longstanding assault on the moral agency of the outside shareholder base, stripping yourself of your own dignity, in the process.

For some strange reason, you never talk about the abysmal financial results, or the business's harrowing long term decline under CEO Mark Goldstein...or what you have done to "force" the CEO to answer to you and the entire shareholder base. WHY?! Instead, you're always externalizing blame, corruptly ennabling the CEO to live in a "make-believe" world of Scott's Liquid Gold, circa 1965. In fact, your entire 8-K letter reveals a board in rampant denial. This is, of course, and has been, the sickness at Scott's Liquid Gold, for a generation now: INSTITUTIONAL DENIAL AND DELUSION, FEAR AND PARANOIA...WHICH STARTS AT THE TOP WITH CHAIRMAN AND CEO MARK GOLDSTEIN.

In your letter, there are so many things that are false, misleading, calumnious, mendacious, misattributed, and manipulative, that I don't even know where to begin. But begin I must, because I'm not going to allow you to engage in a scheme to trick the outside shareholders, and the world at large, about who I am, and what I have been rightfully endeavoring to WITNESS, and CHANGE at Scott's Liquid Gold...the travesty of the longstanding "shakedown" of an outside shareholder base, at the hands of a tragic and dissembling CEO figure, blessed by an utterly SPINELESS board, for so many years. The "emperor" clearly has no clothes...yet you, fantastically, expect the whole corporate governance space to ignore this reality, to the bane of your credibility, and souls, as fiduciaries.

I'm now going to respond to every single one of your fraudulent allegations:

1) "...your reckless campaign against Scott's Liquid Gold-Inc."

My "campaign" is not "against" SLGD. My campaign is FOR the company, to SAVE it from a disloyal board, and from the grasping hands of a self-entitled CEO. How is it "reckless" to draw attention to the Shakespearean tragedy of a totally aloof board, continuing to allow a founding family scion to run SLGD, merely because of his surname, when said individual has caused the company to suffer a net loss for TEN CONSECUTIVE YEARS, AND 14 OF THE LAST 15 YEARS? I have talked to corporate governance experts, and a number of public company board members, across the country, and they all tell me the same thing, without exception: A CEO who has lost money for 14 out of the last 15 years SHOULD BE FIRED! Yet this board goes blithely on, ignoring the white elephant in the room, because its primary loyalty is not to the entire shareholder base; ITS PRIMARY LOYALTY IS TO MARK GOLDSTEIN.

2) "...you told the CEO that if the Company did not acquire your shares for $0.50 per share, you would make public, scathing criticisms of the CEO and the Board."

It's funny how the CEO, in a private phone call with a shareholder, gets to misrepresent that call any way he pleases. I told the CEO that the parties should be communicating and working together towards common goals, that a major shareholder should be treated with respect, and that I preferred, by far, not to "have to" file a 13D. (But I told the CEO nothing whatsoever about what I intended to put in the 13D filing.)

3) "On both May 20 and May 21, you indicated that you were only interested in the Company acquiring your shares and not those of other shareholders."

That is a flat out lie. Yes, I requested the company purchase my shares at 50 cents. But I have concomitantly requested, in my SEC filings, that the company do a major tender offer to ALL shareholders at 50 cents, as, I believe with $3.3 million in cash on the balance sheet, that the company could indeed purchase the shares of EVERY SINGLE SHAREHOLDER that wanted to "divorce" themselves from Mark Goldstein's failed management, and take their money, rightfully, out of a public company, that the board has illicitly allowed Mr. Goldstein to run as a "family business."

4) "This is not the first instance of your threatening the Company with negative media coverage unless the Company acquires your shares at a premium, to the detriment of our other shareholders."

This charge is a baseless, and scurrilous, distraction. I have never "threatened the company." I have reported on Mark Goldstein's betrayal of the outside shareholder base, and the board's distressing "enablement" of the brazen wealth transfer that Goldstein continues to perpetrate, by his continuing to relate to the company as a personal family piggy bank. Besides, my June 6th offer to PURCHASE all of Mr. Goldstein's shares, at 50 cents per share (see the end of this letter), is proof positive that, under the right circumstances (i.e. new executive leadership, or a sale of the company), I am just as willing to be a BUYER at 50 cents, as a seller. But not if Mr. Goldstein remains "in charge," to burn through all the cash, and destroy the company once and for all.

5) "Your filing once again has cost the Company time, energy and money and has threatened key agreements and relationships. We note that, despite your continuous destructive attacks, each of which has harmed our supplier, customer and investor relationships and shareholder value..."

Sinned against, and never sinning, is the mark of a self-pitying, delusional, and paranoiac management. Indeed, this management has become legendary, for its insularity, and entrenchment. It is outrageous for this board to act as if it is the "victim," and to talk about "harm" caused to the company, and "shareholder value," when it continues to ignore the white elephant in the room...which is the ULTIMATE HARM caused to shareholder value by Mr. Goldstein's 1) failed management of the company, and 2) avaricious relationship with the company, which has been facilitated by 3) Goldstein's longstanding maintenance of a subjugated board that fails to hold him accountable in any way.

6) "...you have continued to acquire stock in the Company. We believe this is because you intend to bully your way to a lucrative private repurchase from the Company at the expense of the other shareholders."

This charge is ludicrous and baseless, and a brazen attempt by the board to manipulate your outside shareholders to "pay no attention to the man behind the curtain." What I HAVE said is that the company needs to do a self tender at 50 cents a share, to all shareholders who want out, formally put itself up for sale, or FORCE a self-absorbed and self-dealing CEO to take the company private, at a fair market price, using the company's cash on its balance sheet. I have asked for nothing that you could not, of your own free will, accord to ALL the shareholders. Too, one has to wonder, if Mr. Goldstein insists that selling the company now, at, say, 50 cents, would be a "give-away," why would he take such umbrage at buying back major blocks of stock, "on the cheap," at a similar price? This impudent and effete board, and CEO, cannot have it both ways, solely for the purpose of engaging in character assassination against the ONE AND ONLY PUBLIC WITNESS that our company has had, in the last generation, who is willing to attest to the debased and degraded relationship between Goldstein, and his longtime "family friendly" board.

7) "You clothe your self-righteous critiques of the Board and management in noble language of corporate governance and shareholder rights, but the naked truth is that you desire a quick return on your investment without consideration for the long-term investors in the Company."

This allegation is false and malicious, and constitutes an actionable claim for libel. (It's wrong; the board KNOWS it's wrong; and you evidence a reckless disregard for the truth in spouting this garbage.) I AM a long term investor in SLGD. I have owned a material position in the company for 5 1/2 years, dating back to well before the financial panic. (The CEO, above all, knows this!) And I have watched, helplessly, as Mark Goldstein has been empowered by this board to continually destroy the company's value. THAT is what is relevant here. I would be happy to remain a long term investor in this company, IF THE BOARD FINALLY GOT OFF ITS DUFF, and put in a new CEO, who would actually have a chance of growing the company...instead of cannibalizing it for his own self-interest, as the inestimable Mr. Goldstein has.

8) "The moment the Company has returned to financial health, you demand that it be put on the auction block, likely to be sold at a firesale price."

Why, exactly, is it "likely" that the company would be sold at a "firesale price," in a full, fair, and robust auction process? By WHAT RIGHT does the Scott's Liquid Gold board of directors make such a manipulative assertion? Just because Mark Goldstein doesn't want to sell it?? Was this passage written by Mr. Goldstein himself? It certainly sounds like it. In your baseness and vileness, you CONTINUE to reveal that you think of the company in terms what is best for the Goldsteins (i.e. the CEO's $400K a year sinecure, and his spouse's disturbing nepotistic arrangement), instead of what is best for the broader shareholder base. This statement in your letter evidences an implicit breach of the board's fiduciary responsibility. Because the assumptions you make, suggest preconceived notions that inherently favor Mr. Goldstein, above all other considerations. Should anyone be surprised?

9) "In your Board Letter, you claim (1) the CEO hid several offers to acquire the Company from the Board and (2) the Board did not uphold its fiduciary duties to shareholders in light of such offers. These claims are false and have tarnished the reputation of Board members and management."

The board has enabled a corrupt CEO to tell interested suitors (in private attestations reported to me) that the company is "worth $100 million." Such "fantasy world" valuations end up "scaring off" legitimate suitors, while the board turns a blind eye; thereby, allowing the CEO to serve his primary purpose, which is the maintenance of family control of Scott's Liquid Gold, INTO PERPETUITY. You were asked by me, 3 years ago, to install a SINGLE INDEPENDENT board member, sourced from your outside shareholder base, to prevent just this type of scheme, artifice, and quackery. You failed to do so, thereby destroying outside shareholder trust...and bringing upon this fetid board the kind of public accountability we are now witnessing.

10) "Finally, we believe that your Schedule 13D and Board Letter may violate the SEC's proxy rules."

It is reckless and pusillanimous for this board to engage in idle speculation that something "may" violate proxy rules. You've wasted so much shareholder money already. Why didn't you have your outside attorney provide legal citations, for the allegations you are willing to throw around so loosely. Possibly because such legal citations don't exist?

11) "Your solicitation of votes for matters included in the proxy statement, as well as matters you have indicated you will raise from the floor of the meeting, must comply with the SEC proxy rules."

My SEC attorney has made me well aware of the SEC's proxy rules.
Apparently, the SLGD board, in its ignorance, is unaware of the SEC's longstanding rule that a shareholder is expressly permitted to issue a press release, stating his voting intentions. There was no "solicitation" of votes, or proxies, in my 13D filing, press release, or letter to the board. The allegations otherwise, by this board, are a clever artifice, and a bald-faced "smear," intended to deviously IMPLY, without directly stating, that I have somehow not followed the SEC's proxy rules.

12) "The Company is proud to have survived a brutal recession and now be in a position of financial health, poised for a bright future."

This is classic "Goldstein-speak." Everything's always coming up roses, in this management's fantasy reality. Who, exactly, are you trying to FOOL? This is the same "pretty world" of denial that the CEO and board have been lost in for the last 15 years. The "brutal recession" ended 4 years ago. The economy has been GROWING. Are Goldstein and "his" board NEVER responsible for their wanton and abject failure in managing SLGD? Will they never express regret, or sorrow, or chagrin, or embarrassment, or shame...for the destruction of value they have caused, over so many years...and the licentious transfer of wealth to the Goldstein family, at the expense of the entire shareholder base? Will this board ever provide appropriate and relevant APOLOGIES to the outside shareholder base, for letting Goldstein "scam" us, and lie to himself, for so long?

13) "...changes in executive management and, effective as of the upcoming shareholder meeting, the composition of the Board, and other significant steps to improve financial performance."

Has it not occurred to this derelict board that the most relevant "change in executive management," and "significant step to improve financial performance," would be a replacement of the CEO? Why is that not obvious to this do-nothing board?

As far as removing the 3 crony board members (company employees or former employees Jeff Hinkle, Jeff Johnson, and Dennis Field): Why is the board only taking this action now, when I have been requesting these changes for the last 3 years? And why should we be impressed with your newly composed board, when NONE of the 5 members, other than Mr. Goldstein, owns ANY common stock outright? (It is particularly galling to see Gerald "Bud" Laber, a director who has sat on your "family friendly" board for 9 years now, owning absolutely NO common stock.) How can the outside shareholder base place any confidence in a board where all 4 members have given a stark vote of "no confidence" to Mr. Goldstein's value creation abilities, by refusing to buy stock in the company...but continue to allow Goldstein to subjugate them, in order to collect their measly $13,500 in annual director fees?
________________________________________________________________________


As you know, this past Thursday, I had a phone conversation with Mr. Goldstein, in which I offered to buy out his entire position in the company for 50 cents per share, if the board would waive the "poison pill." (Mr. Goldstein declined to accept my offer.) One of the reasons I made the offer is to expose the flim-flam of this board's unscrupulous attempt to "scandalize" me as an "opportunist." This, while the actual scandal is the 15 year record of a "bought and paid for" board, tethered to the CEO, obscenely transfering aggregate compensation of over $6 million, over the last 15 years, to the founding family scion, while said scion has destroyed the lion's share of the company's value. (The company, arguably, could have been sold for $3+, as recently as 2000, but is worth a fraction of that number, now.)

In closing, it is not too late for the board of directors of Scott's Liquid Gold to STEP OUT from under the yoke of Mark Goldstein, and finally assert itself, by INVITING IN all of your larger outside shareholders, and seeking to have substantive discussions with them about the proper way to handle the situation in which the company now finds itself. The ONLY person who be-lieves that Scott's Liquid Gold should remain public, and independent, is Mark Goldstein, and that is for selfish, self-serving, and self-deluded reasons. Every other self-respecting analyst of this situation knows that SLGD is too small to remain independent. It is time for CHANGE at SLGD. You MUST change with the times. It is not about letting Mr. Goldstein retain his lollipop, and his and his spouse's sinecures anymore. If Mark Goldstein wants to continue to run this company into the ground, he has NO RIGHT to drag the rest of his public shareholder base along by the ear. It is time for Mr. Goldstein to do what he should have done many years ago, and that is raise the necessary capital to take the company private, at a fair price. Barring that, the company should do a major tender offer, at 50 cents a share, so that those who want to leave with their capital, can be allowed to do so. Barring that, the company should be put up for sale. And barring that, it is time, logically and unassailably, for a new CEO to be brought in to run the company, so that it might actually be strengthened, with the intent of "dressing it up" for sale.

If, in the end, you, as a board, continue to turn a blind eye to your fiduciary responsibilities, and continue to empower and enable Mark Goldstein to have his sordid way with this company, I can assure you that you will be held accountable, legally, and morally, and I have every confidence, based upon the "crazy" things Goldstein has told interested suitors, that a process of discovery and depositions would reveal a veritable TREASURE TROVE of damning information that would evidence that you did not, you have not, and you WILL NOT, properly oversee Mr. Goldstein's handling of this "cookie jar." Gentlemen, your reputations as fiduciaries are at stake...and the Goldsteins' "cookie jar" has turned into a fish bowl. The world is watching. Will you finally, now, do the right thing, and operate Scott's Liquid Gold for ALL of its shareholders, instead of just one shareholder?

                                        Very truly yours,


                                        Timothy J. Stabosz